AMENDMENT NO. 1 TO
THE SECOND AMENDED AND RESTATED BYLAWS
(the "Bylaws")
OF
YOU ON DEMAND HOLDINGS, INC.
(the "Corporation")

Effective March 26, 2015

The Bylaws of the Corporation shall be amended as follows:

Section 6.8 of the Bylaws shall be deleted in its entirety and replaced with the following:

"Section 6.8 Chairman. The Chairman shall be an officer of the Corporation and shall provide advice to, and guide and assist the Corporation's Chief Executive Officer and have such other duties as may from time to time be assigned to him or her by the Board of Directors. The Chairman, shall, in the absence of the Executive Chairman, preside at meetings of the Board of Directors and stockholders of the Corporation."

* * * * *

Adopted by resolution of the Board of Directors, the 26th day of March, 2015.

/s/ Grace He
Grace He, Secretary